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                           September 20, 2021

       Eva G. Tang
       Chief Financial Officer
       American States Water Company
       630 E. Foothill Blvd.
       San Dimas, CA 91773-1212

                                                        Re: American States
Water Company
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed February 22,
2021
                                                            File No. 001-14431

       Dear Ms. Tang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Management's Discussion and Analysis, page 27

   1. We note that you identify water and electric gross margins as non-GAAP financial measures on page 27 and
indicate that you have provided reconciliations to the most
                                                        directly comparable
GAAP measures, with an apparent reference to the tabulation on page
                                                        33. However, the
tabulation appears only to present compilations, deducting your supply costs from revenues,
with no reconciliation to a comparable GAAP measure.

                                                        We believe that you
should present gross margin in accordance with GAAP, as defined in the FASB Master
Glossary, as the most directly comparable GAAP measure, and provide reconciliations from
these measure to your non-GAAP measures to comply with Item
                                                        10(e)(1)(i)(B) of
Regulation S-K. Please also modify the labeling of your non-GAAP measures as necessary
to adhere to Item 10(e)(1)(ii)(E) of Regulation S-K.
 Eva G. Tang
American States Water Company
September 20, 2021
Page 2
2. We note that you identify business segment earnings per share as a non-GAAP financial measure that is equal to segment earnings divided by the weighted average number of diluted common shares, with one exception for the 2019 Electric segment measure.

         Please expand your disclosure in MD&A to include a tabulation of segment earnings utilized in your computations, and reconciliations from the measures of operating income or loss reported for the segments in Note 17 to your financial statements.
3. We note that you report activity using non-GAAP measures in earnings releases furnished on Form 8-K. There are instances where you quantify a change without also disclosing the result, and where you do not identify or present with equal prominence the most directly comparable GAAP measures, or provide the required reconciliations.

         Please adhere to   244.100(a) of Regulation G whenever you publicly
disclose material
         information that includes non-GAAP financial measures. Please also refer to the guidance
         on content in   244.100(b) and the guidance on presenting GAAP
measures with equal or
         greater prominence in the Answer to Question 102.10 of our Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.

         If you compare a non-GAAP result for the period to a prior period by quantifying the change, we believe that you should also quantify the result for the period and provide the corresponding GAAP information for adequate context.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller,
Branch Chief at (202) 551-3686 if you have any questions.



FirstName LastNameEva G. Tang                                 Sincerely,
Comapany NameAmerican States Water Company
                                                              Division of
Corporation Finance
September 20, 2021 Page 2                                     Office of Energy
& Transportation
FirstName LastName